EXHIBIT 3(b)






                                       Article IV

                            OFFICERS - CHAIRMAN OF THE BOARD

Section 1.  Officers
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            The  officers  of  the  Corporation   shall  be  elected  by  the
Board of Directors. The officers shall be a President, one or more Vice-Presidents (one of whom may be designated Executive Vice-President), a Secretary and a Treasurer, and such other officers as the Board of Directors from time to time shall determine. The President shall be chosen from among the directors, but other officers need not be directors. The officers shall be elected annually by the Board of Directors at its first meeting following the annual meeting of shareholders, and each such officer shall hold office until the corresponding meeting in the next year and until his or her successor shall have been duly chosen and qualified, or until he or she shall have resigned or have been removed from office. Any vacancy in any of the above offices shall be filled for the unexpired portion of the term by the Board of Directors, at any regular or special meeting. A majority of the entire Board shall have power at any regular or special meeting to remove any officer, with or without cause.